CMONEY, INC.
One Sugar Creek Center Blvd., 5th Floor
Sugar Land, Texas 77478

October 18, 2010

VIA EDGAR

United States Securities
& Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-7010
Attention:  Beverly Singleton

Re:           cMoney, Inc.
Item 4.01 Form 8-K
Filed September 21, 2010
File No. 333-145743

Item 4.02 Form 8-K
Filed September 21, 2010
File No. 333-145743

Dear Ms. Singleton:

This letter has been prepared in response to the letter sent by the Securities and Exchange Commission (the “Commission”) to cMoney, Inc. (the “Company”) dated September 24, 2010 (the “Comment Letter”) in accordance with Comment No. 9 of the Comment Letter.  The Comment Letter concerned the Current Reports on Form 8-K filed by the Company identified above (collectively, the “Form 8-K”).  A Current Report on Form 8-K/A incorporating the updated disclosure requested by the Commission in its Comment Letter (the “Amendment”) will be filed with the Commission through Edgar concurrently with this letter, which sets forth the amendments to the Form 8-K.

Item 4.01 Changes in Registrant’s Certifying Accountants

Please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

Comment No. 1:  Please expand the disclosures to include a separate paragraph that states whether MaloneBailey LLP's (the "Former Auditors") audit report on the financial statements for either of the past two years (i.e., December 31, 2009 and December 31, 2008) contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

Response No. 1:  In response to Comment No. 1, we have included the following paragraph in the Amendment:

Prior to its resignation, Malone issued an unqualified opinion on the financial statements of the Company for the years ended December 31, 2009 and 2008 in its audit report dated May 10th, 2010.

Comment No. 2:  Also, please include a separate paragraph that states whether during the two most recent fiscal years and subsequent interim period through the August 30, 2010 resignation date, there were any disagreements, or reportable events, with the Former Auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the Former Auditors, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.  See Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response No. 2:  In response to Comment No. 2, we have included the following paragraph in the Amendment:

Malone was engaged by the Company during its fiscal years ended December 31, 2008 and December 31, 2009, respectively, through August 30, 2010, the date that Malone resigned as the Company’s independent auditor.  During this period there were, subject to the following paragraph, no reportable events or disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of MaloneBailey, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their audit report dated May 10th, 2010 for the financial statements of the Company for the years ended December 31, 2009 and 2008.

Comment No. 3:  In this regard, you should specifically disclose that you received a letter from the Former Auditors dated August 30, 2010 informing you of their resignation and that they were resigning as of that date because of “deliberate and material misstatements made to us by management during the course of our audit of your financial statements as of December 31, 2009 and 2008 and for the period since inception” and that they “are also withdrawing our audit opinion for these periods as these statements are misleading and can no longer be relied upon.”  Reference is made to MaloneBailey LLP’s letter dated August 30, 2010 addressed to Mr. David R. Johnson, CFO, CMoney, Inc., in which we, the Securities and Exchange Commission (the “Commission”), also received a copy.

Response No. 3:  In response to Comment No. 3, we have included the following paragraph in the Amendment:

On August 30, 2010 the Company was notified by Malone that it was resigning as the Company’s independent auditor and withdrawing its opinion regarding the Company’s financial statements for the years ended December 31, 2008 and 2009, each as a result of Malone’s belief that the Company’s former management had deliberately made materially misleading statements to Malone in the course of its audit of the Company’s financial statements for the fiscal years ended December 31, 2008 and December 31, 2009 as well as the subsequent interim period.  Malone further advised the Company that the materially misleading statements that it believed had been made to it had rendered the Company’s financial statements misleading and could as a result no longer be relied upon.

Comment No. 4:  An updated Exhibit 16.1 letter from MaloneBailey LLP should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures.  The amendment should be filed immediately.

Response No. 4:  We will request that Malone furnish us an updated letter addressed to the Commission indicating whether or not it agrees with the disclosures made in the Amendment and file it as soon as it becomes available to us.

Item 4.02  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed interim Review

Comment No. 5:  Please revise your paragraph disclosure to instead indicate that you received a letter from the Former Auditors dated August 30, 2010 informing you of their resignation and that they were resigning as of that date because of “deliberate and material misstatements made to us by management during the course of our audit of your financial statements as of December 31, 2009 and 2008 and for the period since inception” and that they “are also withdrawing our audit opinion for these periods as these statements are misleading and can no lower be relied upon.”  Reference is made to MaloneBailey LLP’s letter dated August 30, 2010 addressed to Mr. David R. Johnson, CFO, CMoney, Inc., in which we, the Commission, also received a copy.

Response No. 5:  In response to Comment No. 5, we have included the following paragraph in the Amendment, which is identical to the response to your Comment No. 3:

On August 30, 2010 the Company was notified by Malone that it was resigning as the Company’s independent auditor and withdrawing its opinion regarding the Company’s financial statements for the years ended December 31, 2008 and 2009, each as a result of Malone’s belief that the Company’s former management had deliberately made materially misleading statements to Malone in the course of its audit of the Company’s financial statements for the fiscal years ended December 31, 2008 and December 31, 2009 as well as the subsequent interim period.  Malone further advised the Company that the materially misleading statements that it believed had been made to it had rendered the Company’s financial statements misleading and could as a result no longer be relied upon.

Comment No. 6:  Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with the Former Auditors the matters disclosed in this filing.  See Item 4.02(b)(4) of the Form 8-K.

Response No. 6:  In response to Comment No. 6, we have included the following paragraph in the Amendment:

Larry Wilson, the chairman of the board of directors of the Company, discussed the matters disclosed in this Amendment with Malone including, but not limited to, the provision of certain documentation related thereto to Malone.  Unfortunately, the Company was unable to resolve these matters to Malone’s satisfaction.

Comment No. 7:  Please provide the Former Auditors with a copy of these amended disclosures and have the Former Auditors provide a letter addressed to the Commission stating whether they agree with your disclosures, and if not, stating the respects in which it does not agree.  The letter from the Former Auditors should be filed as Exhibit 7 to the amended Item 4.02 Form 8-K.  See Item 402(c)(1) (3) of the Form 8-K.

Response No. 7:  We will request that Malone furnish us an updated letter addressed to the Commission indicating whether or not it agrees with the disclosures made in the Amendment and file it as soon as it becomes available to us.

Comment No. 8:  Please disclose that as a result of the advisement from the Former Auditors of its withdrawal of its auditors’ report on your December 31, 2009 and 2008 financial statements, that such financial statements should no longer be relied upon.  Please disclose your plans for having these financial statements re-audited.

Response No. 8:  In response to Comment No. 8, we have included the following paragraph in the Amendment:

As a result of Malone’s resignation as the Company’s independent auditor, the Company has determined that it must engage a new independent registered public accounting firm to act as its independent auditor.  The Company is actively reviewing firms that it may seek to engage, which firm must be willing to audit the Company’s financial statements for its fiscal years ended December 31, 2008 and December 21, 2009, respectively, in addition to conduct a review of the Company’s financial statements for the interim period commencing January 1, 2010 and ending on June 30, 2010.

As a precondition for being considered for engagement as the Company’s new independent auditor, such firm’s appointment must have been approved by the board of directors of the Company.  Further, the Company may not at anytime preceding the date of appointment of such firm have consulted with it regarding: (i) the application of accounting principles to a specified transactions; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; (ii) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (iv) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Comment No. 9:  Please file a supplemental response letter addressed to the Commission that provides a corresponding response to each of the above comments and that includes the requested written representation presented below.

Response No. 9:  The requested responses to the Commission’s above comments are furnished herewith.  In addition, please see the representation below.

In connection with the Company’s filing of the Form 8-K/A and this response to the Comment Letter, the Company acknowledges that:

(a)           The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)           Neither Staff comments or changes to disclosures in response to Staff comments foreclose the Commission from taking action with respect to the filing; and

(c)           The Company may not assert any comments made by the Staff as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Henry Nisser, both at 212-269-1400.

Very truly yours, CMONEY, INC.

By:	/s/ Larry Wilson
Larry Wilson
Chairman of the Board